Exhibit 99.1

FCA publishes agenda for the EGM

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that it has published the agenda and the explanatory notes for the Extraordinary General Meeting of Shareholders (“EGM”), which will take place on September 7, 2018 in Amsterdam. As previously announced the EGM will resolve on the proposed appointment of Mr. Michael Manley as executive director of the Company.
FCA’s EGM notice and explanatory notes and other EGM materials are available on FCA’s investor relations website at http://www.fcagroup.com, where they can be viewed and downloaded.1 Shareholders may request a hard copy of these materials, free of charge, through the contact below.

London, July 27, 2018

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1The EGM notice, explanatory notes and other EGM materials are available on the corporate website at https://www.fcagroup.com/en-us/investors/stock_info_and_shareholder_corner/shareholder_meetings/pages/default.aspx
https://www.fcagroup.com/it-it/investors/stock_info_and_shareholder_corner/shareholder_meetings/Pages/default.aspx

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com